HALEN TECHNOLOGIES INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2021
AND
INDEPENDENT AUDITOR'S REPORT



HALEN TECHNOLOGIES INC.

TABLE OF CONTENTS

	Page
Independent Auditor's Report	1
Financial Statements	
Balance Sheet	3
Statement of Operations	4
Statement of Changes in Stockholders' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7







McKonly & Asbury

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INDEPENDENT AUDITOR'S REPORT

Mr. Edward Mbeche
Halen Technologies Inc.

Opinion

We have audited the financial statements of Halen Technologies Inc. (Company), which comprise the balance sheet as of December 31, 2021, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Halen Technologies Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company is a start-up seeking additional funding rounds. The Company has no revenue and will need additional funds to meet the development and exploratory obligations until sufficient cash flows are generated. The Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

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Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

McKonly & Asbury, LLP

Camp Hill, Pennsylvania
March 22, 2022

HALEN TECHNOLOGIES INC.

BALANCE SHEET

DECEMBER 31, 2021

ASSETS

Current assets		
Cash	$	7,246
Prepaid expenses and other current assets		1,575
Total current assets		8,821
Total assets	$	8,821

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accrued expenses	$	591
Total current liabilities		591
Total liabilities		591
Stockholders' Equity		
Common stock, $.01 par value; 100,000 shares authorized; 35,650 shares issued		357
Additional paid in capital		17,924
Retained deficit		(10,051)
Total stockholders'equity		8,230
Total liabilities and stockholders' equity	$	8,821

The accompanying notes are an integral part of these financial statements.

HALEN TECHNOLOGIES INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2021

Net sales	$	-
Operating expenses		10,051
Loss before income taxes		(10,051)
Income tax benefit		-
Net loss	$	(10,051)

The accompanying notes are an integral part of these financial statements.

HALEN TECHNOLOGIES INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2021

	Shares of Common Stock	Common Stock	Additional Paid in Capital	Retained Deficit	Total Stockholders' Equity (Deficit)
Balances, January 1, 2021	-	$ -	$ -	$ -	$ -
Issuance of common stock	35,650	357	17,924	-	18,281
Net loss	-	-	-	(10,051)	(10,051)
Balances, December 31, 2021	35,650	$ 357	$ 17,924	$ (10,051)	$ 8,230

The accompanying notes are an integral part of these financial statements.

HALEN TECHNOLOGIES INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities		
Net loss	$	(10,051)
Adjustments to reconcile net loss to net cash used in operating activities		
Share-based compensation		53
Increase in prepaid expenses and other current assets		(1,575)
Increase in accrued expenses		591
Net cash used in operating activities		(10,982)
Cash flows from financing activities		
Issuance of common stock		304
Additional paid in capital		17,924
Net cash provided by financing activities		18,228
Net increase in cash		7,246
Cash - beginning		-
Cash - ending	$	7,246

The accompanying notes are an integral part of these financial statements.

1. NATURE OF BUSINESS

Halen Technologies Inc. (the Company) was founded in 2021 as a C Corporation in the state of Delaware. The Company is a technology start-up company seeking investment and entry into the super app market. Halen is currently in the pre-development stage. The services provided by the super app would include rideshare, food, grocery and retail delivery, and travel and hospitality bookings using a franchising approach.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Under the accrual basis of accounting, revenue is recognized when earned and expenses when incurred.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2021.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions includes the fair value of stock-based compensation.

Income Taxes

Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered and settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is a C Corporation and adheres to the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification 740, *Income Taxes* (ASC 740). ASC 740 establishes rules for recognizing and measuring tax positions taken in an income tax return, including disclosures of uncertain tax positions (UTPs). ASC 740 mandates that companies evaluate all material income tax positions for periods that remain open under applicable statutes of limitation, as well as positions expected to be taken in future returns. The UTP rules then impose a recognition threshold on each tax position. A company can recognize an income tax benefit only if the position has a "more likely than not" (i.e. more than 50%) chance of being sustained on its technical merits.

For the year ended December 31, 2021, the Company has taken no material tax positions on its applicable tax filings that do not meet the more likely than not threshold. As a result, no amount for uncertain tax positions has been included in these financial statements.

Recently Issued Accounting Pronouncement

In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, *Leases (Topic 842)*. The changes associated with this ASU include the requirement for lessees to recognize the underlying assets and liabilities associated with all operating leases with terms greater than 12 months. The changes became effective for the Company on January 1, 2022. Management is evaluating the impact of these changes on the Company's financial statements.

Subsequent Events

Management evaluated subsequent events through March 22, 2022, the date the financial statements were available to be issued. See Note 7.

3.   **STOCK-BASED COMPENSATION**

The Company issued stock-based compensation during 2021, whereby certain members of the board of advisors received restricted stock in exchange for the services they provide to the Company. The shares of restricted stock are issued at fair value, and vest over a period of time ranging from two to four years depending on the terms of the agreements with each advisor. Any nonvested shares are considered restricted stock because the individual must satisfy certain vesting conditions to earn the rights to the shares, which are otherwise unrestricted.

A summary of the changes in the Company's stock-based compensation shares during the year ended December 31, 2021, is presented below.

	Shares		Weighted Average Price
Unvested as of January 1, 2021	-	$	0.01
Granted	27,100	$	0.01
Vested	(5,250)	$	0.01
Unvested as of December 31, 2021	21,850	$	0.01

Stock-based payment transactions are measured based on the fair value of the equity issued. The Company used the market value approach to value its shares. The Company's shares do not trade with any frequency, and there is no income to project future cash flows or earnings. The Company determined that fair value approximated par value throughout the development stage in 2021.

Stock-based compensation resulted in compensation expense of $53 for the year ending December 31, 2021. There was no compensation expense related to nonvested shares not yet recognized that are expected to be recognized.

4.   INCOME TAXES

The Company did not have any income tax benefit or expense during the year ending December 31, 2021. Net deferred income tax asset consists of the following components as of December 31, 2021:

Deferred tax asset	
Net operating loss	$ 2,802
Total gross deferred tax asset	2,802
Less valuation allowance	(2,802)
Net deferred tax asset	$ -

In assessing the realizability of the deferred tax asset, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income, and projections for future taxable income over the periods that the deferred tax assets are deductible, management believes it is more likely than not the Company will not realize the benefits of this deductible difference.

5.   RISKS AND UNCERTAINTIES

The Company is seeking to participate in the highly competitive app development industry that is characterized by rapid technological change and competitive pressure. The Company is currently in the development stage and seeking investment for the development of the application. The Company's results of operations are affected by a wide variety of factors, including general economic conditions, the timing of new product introductions (by the Company, its competitors, and others), the timely implementation of new process technologies, and the ability to safeguard patents and intellectual property from competitors. Based on the factors noted herein, the Company may experience substantial period-to-period fluctuations in future operating results.

6.   GOING CONCERN

There is substantial doubt about the Company's ability to continue as a going concern through March 22, 2023. The Company has no revenue, and will need additional funds to meet the development and exploratory obligations until sufficient cash flows are generated from the super app. As a start-up, the Company has initiated a plan to generate the additional funds needed for development and exploratory obligations through crowdfunding and seeking additional funding rounds. However, there is uncertainty surrounding whether the Company will be able to obtain the necessary funding in order to develop the technology for the super app, as well as uncertainty surrounding whether the super app will generate sufficient revenue to offset the ongoing costs of maintaining the technology once established.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

7.   SUBSEQUENT EVENTS

On March 9, 2022, the Company entered into a board of advisors agreement with an attorney. This new advisor has an extensive background in SEC reporting, which management believes further sets up the Company for proper governance, growth and success in the future.

On March 15, 2022, the Company simultaneously canceled the outstanding board of advisor agreements and issued revised board of advisor agreements to provide further consistency and clarity over the shares issued through the stock-based compensation program. The new agreements did not result in changes to the number of shares granted, vested shares, or the fair value of the shares.



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